Chemspec International Limited Shareholders Pass Two Resolutions at the Annual General Meeting of Shareholders Held on October 18, 2010

SHANGHAI, October 19, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced that both of the following proposals were passed at the Company’s 2010 annual general meeting of shareholders on October 18, 2010 in Shanghai, China:

1.	The shareholders approved the appointment of KPMG Hong Kong as the Company’s independent auditor for the year ending December 31, 2010; and

2.
The shareholders ratified the Company’s (i) cancellation of all outstanding conditional share options that were previously granted to certain employees and (ii) granting of unconditional share options to such employees.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For further information, please contact:

    Chemspec International Ltd.
    In Shanghai
    Carol Fang
    Manager, Investor Relations
    Tel:   +86-21-63638108
    Email: ir@chemspec.com.cn

    Christensen
    In New York
    Kathy Li
    Tel:   +1-212-618-1978
    Email: kli@christensenir.com

    In Hong Kong
    Tip Fleming
    Tel:   +852-9212-0684
    Email: tfleming@christensenir.com